

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 21, 2006

Mr. Hua Yang
Chief Financial Officer and Executive Vice President
CNOOC Limited
65th Floor, Bank of China Tower
One Garden Road, Central Hong Kong

  Re: **CNOOC Limited**
    Form 20-F for Fiscal Year Ended December 31, 2005
    Filed June 26, 2006
    Response Letter Dated November 10, 2006
    File No. 1-14966

Dear Mr. Hua Yang:

  We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

1. We note your response to prior comment one. Please amend your filing to include an audit report which is properly dated. Refer to Rule 2-02(a) of Regulation S-X as incorporated into Form 20-F under General Instruction B.

Note 4 Acquisitions, F-33

2. We note your response and proposed disclosure to prior comment four stating that "certain liabilities incurred or to be incurred from time to time by each of the joint venture partners in respect of the NWS Project are secured by their respective interests in the NWS Project." Please clarify whether or not there are other

liabilities in which the respective interests of the joint venture partners may not be at risk or disproportionately at risk. It is unclear whether or not the NWS Project represents a variable interest to NWS Private Limited and how that interest was evaluated for potential consolidation for U.S. GAAP purposes. Please clarify your disclosure and submit your analysis of how you determined whether or not the NWS Project is a variable interest subject to potential consolidation under the requirements of FIN 46(R).

Note 38 Significant Differences Between Hong Kong GAAP and US GAAP, page F-70

Oil and Gas Properties

3.   We note your proposed disclosure and response to prior comment five indicating that specifically identified reserves from different off-shore properties are attributed to your onshore terminal on a pro-rata basis for purposes of attributing costs to inventories and which you appear to characterize as "common facilities." Tell us and disclose whether or not your onshore terminal assets are used solely to service production directly attributed to the proved developed offshore properties specifically attributed to the onshore terminal assets. Additionally, disclose more fully your policy of how you determine the pro-rata basis of proved develop reserve allocation to these "common facilities."

General

4.   Please include all disclosures responsive to our comments which you have indicated will be included in future filings in your amendment. In this regard we note your responses and proposed disclosures to prior comments 2, 4, 7, 8, 9, 10, 11, 12, 13, and 15.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief